March 24, 2025

David A. Breach
Co-Chief Executive Officer
VistaOne, L.P.
Four Embarcadero Center, 20th Floor
San Francisco, CA 94111

       Re: VistaOne, L.P.
           Post-Effective Amendment No. 1 to Registration Statement on Form
10-12G
           Filed March 10, 2025
           File No. 000-56714
Dear David A. Breach:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10-12G
General

1.     We note your disclosure on page 77 that    if the General Partner were
to structure the
       Fund   s holdings and business operations in such a manner that in the future it does not
       meet the definition of an    investment company    set out in Section
3(a)(1) of the 1940
       Act, it is expected that the Fund   s assets would primarily consist of
majority-
       controlled portfolio companies or general partner or co-general partner interests in joint ventures (that in turn hold majority or primary control of portfolio companies). It is expected these joint ventures would generally be alongside other Vista Entities and in cases where the Fund is a partner of the joint venture another Vista Entity may be the other co-general partner. In such cases the relative economic interests of the co-
       general partners are expected to vary from joint venture to joint venture and such other Vista Entity may have certain governance rights that do not correspond with
       their economic interests on a pro rata basis.    Please:
           Clarify whether restructuring around majority-controlled portfolio companies
 March 24, 2025
Page 2

           and/or joint ventures would be the means by which the General Partner would cause you to no longer be an investment company under Section 3(a)(1). If not, please discuss and describe the restructuring of holdings and business operations contemplated by this disclosure.
             Discuss, supplementally, your plans, if any, to seek direct or indirect investment by non-Qualified Purchasers in the future.
             Discuss, supplementally, the nature of the anticipated joint ventures, including the structure of any such joint ventures, the nature of the co-participants, and the manner of your participation. Please also discuss whether your interests in such joint ventures are (or will be) investment securities in your hands for purposes of
           Section 3(a)(2) of the Investment Company Act. This discussion should address
           what it means to be    majority-owned    for purposes of Section
3(a)(2) and how
           your use of the term    majority-controlled    relates to that
provision.
             Notwithstanding Section 3(c)(7), please explain, supplementally, whether you or any future controlled subsidiary/joint venture would be considered
an    investment
           company    under Section 3(a)(1)(A) of the 1940 Act.
             Notwithstanding Section 3(c)(7), please explain, supplementally, whether you or any future controlled subsidiary/joint venture would be considered
an    investment
           company    under Section 3(a)(1)(C) of the 1940 Act.
Item 1. Business, page 1

2. We note your response to prior comment 1. You stated in your response that your key milestone in the next 12 months will be the commencement of a private offering and closing with investors and that only after that period will you commence your investment activities. Please revise your disclosure here to include such information.
Investment Objective and Strategy, page 2

3. We note your response to prior comment 2. Please revise your disclosure to provide additional information regarding the "Visa Best Practices" including but not limited to:
           the factors that indicate whether your processes and methodologies can make a business profitable; and
           examples of the application of such practices which have lead to improved efficiencies.
The General Partner and the Manager, page 3

4. We note your response to prior comment 4. We also note comment 4 in our letter dated January 6, 2025 requesting that you submit any marketing materials prepared to solicit interest in VistaOne's fund. Since you have not yet made any investments, investors must look to your management's prior investment performance managing other funds in order to evaluate the possible success of an investment in you. Revise to provide information on Vista's prior investment activities that are comparably detailed to the information you include in your marketing materials. March 24, 2025
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Spitz at 202-551-3484 or Cara Lubit at 202-551-5909 if you have questions regarding comments on the financial statements and related matters. Please contact
Robert Arzonetti at 202-551-8819 or Christian Windsor at 202-551-3419 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Mark Brod